SAMARITAN PHARMACEUTICALS, INC.
                     101 Convention Center Drive, Suite 310
                             Las Vegas, Nevada 89109



                                                                February 5, 2007


VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-0213

         Re:      Samaritan Pharmaceuticals, Inc.
                  Request for Acceleration of Post Effective Amendment No. 2 to Form SB-2 on Form POS-AM
                  File No. 333-130356

Ladies and Gentlemen:

         Samaritan Pharmaceuticals, Inc. (the "Company") hereby requests acceleration of the effectiveness of its Post Effective Amendment No. 2 to Form SB-2 on Form POS-AM (File No. 333-130356), filed with the Commission on January 26, 2007, to 9:30 am EST on February 6, 2007, or as soon thereafter as practicable. The Company hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct any questions or comments regarding this filing to Matthew L. Ogurick, Esq. at (305) 539-3352 or Clayton E. Parker, Esq. at
(305) 539-3306 of Kirkpatrick & Lockhart Preston Gates Ellis LLP, special counsel to the Company.

                                   Sincerely,

                                   /s/ Eugene J. Boyle
                                   Chief Financial Officer and
                                   Principal Financial and Accounting Officer